Exhibit 99.9

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Westport Innovations Inc.:

We consent to the use of our report dated February 25, 2014, with respect to the consolidated financial statements of Westport Innovations Inc. (“the Company”) as at December 31, 2013 and for the years ended December 31, 2013 and December 31, 2012, included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such report in the Registration Statements (No. 333-165812 and No. 333-168847) on Forms S-8 (No. 333-187154) and Form F-10/A of the Company.

/s/ KPMG LLP

Chartered Accountants

March 9, 2015

Vancouver, Canada